Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2016, 2015 and 2014

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2016	2015	2014
Basic:

Net income	$83,765	$93,482	$104,243
Weighted average number of common shares during the period	41,158	41,915	41,646

Net income per share - basic	$2.04	$2.23	$2.50

Diluted:

Net income	$83,765	$93,482	$104,243
Weighted average number of common shares during the period	41,158	41,915	41,646
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	100	158	137
Common stock units related to deferred compensation for employees	52	55	70
Restricted common stock units related to incentive compensation	166	297	378
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,476	42,425	42,231

Net income per share – diluted	$2.02	$2.20	$2.47

Percentage of dilution compared to basic net income per share	1.0%	1.3%	1.2%